Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
September 15, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn: Ms. Emily Rowland, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. Rowland:

The Global X Funds (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 825 (the “Amendment”) to its registration statement on Form N-1A (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of its series, the Global X AI Semiconductor & Quantum Computing ETF (the “Fund”), pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) on June 30, 2025. The Registrant responded to comments from the staff of the SEC (the “Staff”) on September 5, 2025 (the “Prior Letter”). This letter responds to the Staff’s supplemental comments with respect to the Amendment that you provided on September 9, 2025 to the undersigned.

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

PROSPECTUS– FEES AND EXPENSES

1.     Comment: The presentation in the Registrant’s filing states that the expenses apply if an investor sells all of their shares, which strongly suggests that the expenses do not apply unless such redemption occurs. The Staff thinks this is potentially misleading and also not the purpose of the expense example, which is to allow investors to compare the cost of this fund with the cost of other funds, regardless of whether the investor redeems their shares.

U.S. Securities and Exchange Commission
Attention: Ms. Emily Rowland, Esq.
September 15, 2025

Response: The Registrant has updated the applicable disclosure as follows:
The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your Shares at the end of those periods.

PROSPECTUS – PRINCIPAL INVESTMENT STRATEGIES

2.     Comment: The Staff thinks the plain English reading of “The Underlying Index is owned and was developed by Global X Management Company LLC (the “Index Provider”), an affiliate of the Fund and the Fund's investment adviser (the 'Adviser')” is that the Index Provider is an affiliate of the Adviser, not that the Index Provider is the Adviser. The Staff does not think it's a plain English statement of what the case is. The Staff reiterates that the Registrant should revise the statement to clearly state that the Index Provider is the Adviser..

Response: The Registrant has updated the applicable disclosure as follows:
The Underlying Index is owned and was developed by Global X Management Company LLC (the “Index Provider”), ~~an affiliate of the Fund and~~ the Fund's investment adviser (the “Adviser”) and an affiliate of the Fund.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)
3.     Comment: The Fund's position on only looking through to unaffiliated funds to the extent they're concentrated is not consistent with Staff guidance, nor is it common industry practice. The Staff reiterates the comment that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. The Staff recognizes that as a practical matter, funds may not always have timely access to portfolio information for an unaffiliated or affiliated fund. In this regard, the Staff has permitted funds to include language in their concentration policy or policy explanation that

U.S. Securities and Exchange Commission
Attention: Ms. Emily Rowland, Esq.
September 15, 2025

they will consider underlying fund holdings to the extent that they're known or should be known to the fund.

Response: The Registrant acknowledges the Staff’s comment, but respectfully declines to amend its disclosure at this time. The Registrant continues to believe that the Fund’s current policy on concentration, as disclosed in its SAI, complies with applicable legal requirements under Section 8(b)(1)(E) of the 1940 Act, including applicable SEC Staff guidance.
The Fund’s SAI, under the section “INVESTMENT RESTRICTIONS,” discloses its policy regarding concentration and further discloses under the section “CURRENT 1940 ACT LIMITATIONS”:
For purposes of calculating concentration percentages, investment companies investing in (i) affiliated investment companies are required to look through to the holdings of the affiliated investment companies and include the holdings in calculations of concentration percentages, and (ii) unaffiliated investment companies are required to include the holdings of the unaffiliated investment companies to the extent that they are concentrated in calculations of concentration percentages.
Section 8(b)(1)(E) states that every registered investment company is required to include in its registration statement:
a recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein: … (E) concentrating investments in a particular industry or group of industries.
The right to reserve freedom of action on concentration permits funds to exercise some discretion as to their concentration policy. See First Australia, SEC No-Action Letter (pub. avail. Jul. 29, 1999) (“Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund's concentration status are described, to the extent practicable, in the fund's registration statement. To satisfy this standard, we believe that a fund must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investments.”). Accord Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013); BlackRock Multi-Sector Income Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013).
The Registrant is not aware of any requirement under the 1940 Act, or the rules thereunder, to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. Cf Section 5(b) of the 1940 Act (expressly excluding investment companies from the “75% diversification basket” and not imposing any look-through for determining

U.S. Securities and Exchange Commission
Attention: Ms. Emily Rowland, Esq.
September 15, 2025

diversification). The Registrant believes that the concentration policy as written clearly describes, in as much detail as is practicable, the circumstances under which the Fund may concentrate its investments. As a result, the Registrant believes this reservation of the right to concentrate satisfies the requirements of the statutory provision.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                    /s Jasmin Ali
                    Jasmin Ali
                    General Counsel